UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
NOBILITY HOMES, INC.
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
654892108
(CUSIP Number)
Terry E. Trexler
3741 S.W. 7th Street
Ocala, Florida 34474
(352) 732-5157
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 22, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 654892108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry E. Trexler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (✔) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,682,575
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,682,575
	10	SHARED DISPOSITIVE POWER 0
11	11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,682,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 654892108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry E. Trexler Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (✔) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,680,535
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,680,535
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,680,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 654892108
This Amendment No. 5, to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated January 28, 2015 (the “Original Schedule 13D”) and amended on February 20, 2019, June 25, 2019, June 23, 2021 and April 8, 2022 (collectively, the “Amendments”, and together with the original Schedule D and the Amendments, the “Schedule 13D”), and is being filed on behalf of Terry E. Trexler and the Terry E. Trexler Revocable Trust (the “Trust”), of which Mr. Trexler is the trustee, with respect to the common stock, $0.10 par value (the “Common Stock”) of Nobility Homes, Inc., a Florida corporation (the "Company"). Except as specifically set forth herein, the Original Schedule 13D as amended by the Amendments remains unmodified.
Item 4. Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:
Mr. Trexler, through the Trust, sold 100,000 shares of the Common Stock on June 22, 2023 to the Company.
Item 5. Interest in Common Stock of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a)
Mr. Trexler, through the Trust, beneficially owns and has sole dispositive and voting power over an aggregate 1,682,575 shares of the Common Stock, constituting approximately 51.5% of the 3,268,829 shares of the Common Stock outstanding as of June 9, 2023 and giving effect to this transaction. Aside from the 1,680,535 shares owned by the Terry E. Trexler Revocable Trust, Mr. Trexler beneficially owns 2,040 shares owned through the Nobility Homes, Inc. 401(k) plan.

(b)
Mr. Trexler, through the Trust, beneficially owns and has sole dispositive and voting power over an aggregate 1,682,575 shares of the Common Stock, constituting approximately 51.5% of the 3,268,829 shares of the Common Stock outstanding as of June 9, 2023 and giving effect to this transaction. Aside from the 1,680,535 shares owned by the Terry E. Trexler Revocable Trust, Mr. Trexler beneficially owns 2,040 shares owned through the Nobility Homes, Inc. 401(k) plan.

(c)	No other transactions in the Common Stock were effected by Mr. Trexler in the last sixty days.
(d)
Any dividends on the 1,682,575 shares of Common Stock (constituting approximately 51.5% of the total number of shares outstanding) owned by Mr. Trexler and the proceeds of the sale thereof will be paid to Mr. Trexler. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

(e)	Not applicable.

CUSIP No. 654892108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  June 23, 2023                                                                    /s/ Terry E. Trexler
Terry E. Trexler
TERRY E. TREXLER REVOCABLE TRUST
/s/ Terry E. Trexler
Terry E. Trexler
Trustee